UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2016

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

EXPLANATORY NOTE

BiondVax Pharmaceuticals Ltd. (the “Company”) is furnishing this Form 6-K/A (the “Amended Report”) in order to re-file and replace Exhibits 99.1 and 99.2 to the Form 6-K/A of the Company originally filed with the Securities and Exchange Commission on September 1, 2016 (the “Original Report”) in connection with the Company’s annual general meeting of shareholders scheduled to be held on September 22, 2016 (the “2016 AGM”).

On or about September 1, 2016, the proxy materials of the Company were made available to stockholders in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board”) for use at the 2016 AGM. On September 8, 2016, the Board of the Company determined to withdraw proposals no. 5, 6 and 9 specified on the proxy statement from consideration at the 2016 AGM. Accordingly, this Amended Report amends the Original Report to reflect the withdrawal of the said proposals to the Notice and Proxy Statement and the proxy card included in the Amended Report. The corrected proxy statement and proxy card is submitted with this Form 6-K/A as Exhibit 99.1 and 99.2 and the Amended Report is hereby restated in its entirety.

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BiondVax Pharmaceuticals Ltd. (hereinafter, the "Registrant", the "Company", or "BiondVax") announces that it will hold an Annual General Meeting of Shareholders on September 22, 2016, at 4:00 p.m. Israel time, at the offices of Pearl Cohen Zedek Latzer Baratz, One Azrieli Center, Round Tower, 18th floor, Tel Aviv, Israel.

The Company hereby furnishes the following documents:

i.	Amended notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on September 22, 2016, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

ii.	a Proxy Card whereby holders of Company’s shares may vote at the meeting without attending in person.

The Notice and Proxy Statement is furnished with this Form 6-K/A as Exhibit 99.1 and the Proxy Card is furnished with this Form 6-K/A as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description

99.1	Amended notice and Proxy Statement, dated September 8, 2016
99.2	Form of Proxy Card for the Meeting

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: September 8, 2016	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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